2000 PENNSYLVANIA AVE., NW WASHINGTON, D.C. 20006-1888 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON  FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SACRAMENTO, SAN DIEGO,
DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG,
SINGAPORE

February 6, 2015

BY EDGAR AND COURIER

Ms. Maryse Mills-Apenteng

Mr. Ivan Griswold

Mr. Craig D. Wilson

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Inovalon Holdings, Inc.

Amendment Nos. 2 and 3 to Registration Statement on Form S-1

Filed January 26 and 29, 2015

File No. 333-201321

Dear Ms. Mills-Apenteng, Mr. Griswold and Mr. Wilson:

This letter is submitted on behalf of Inovalon Holdings, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 4, 2015 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to its Registration Statement on Form S-1, which was filed with the Commission on January 26, 2015, and Amendment No. 3 to its Registration Statement on Form S-1, which was filed with the Commission on January 29, 2015 (“Amendment No. 3”).  The Company is concurrently filing on EDGAR Amendment No. 4 to its Registration Statement on Form S-1 (the “Amended Filing”), which includes changes to Amendment No. 3 in response to the Staff’s comments.  We have enclosed with this letter a marked copy of the Amended Filing, which reflects all changes to Amendment No. 3.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 3 and page references in the responses below refer to the Amended Filing.  Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amended Filing.

General

1.                                      Please ensure that all correspondence is submitted on EDGAR, including your correspondence dated January 26 and 27, 2015.

Response to Comment No. 1

In response to the Staff’s comment, the Company has included a copy of its correspondence with the Staff dated January 26, 2015 as Exhibit A hereto and a copy of its correspondence with the Staff dated January 27, 2015 as Exhibit B hereto.

Amendment No. 3 to Form S-1 filed on January 29, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 76

2.                                      Tell us the reasons for the differing grant date fair values of common stock in the table on page 76 in relation to the valuations of common stock disclosed on pages 78-79.

Response to Comment No. 2

The Company respectfully advises the Staff that the differing grant date fair values of common stock in the table on page 76 in relation to the valuations of common stock disclosed on pages 78-79 is driven by the establishment of a grant date for stock-based compensation recognition purposes based upon when the employee evidenced receipt and acceptance of such option grant.

Accounting Standards Codification (“ASC”) 718, Compensation - Stock Compensation, requires an entity to measure the compensation cost of an employee’s services received in exchange for an equity instrument award, based on the fair value of the award on the grant date, and to recognize that measured compensation cost in the financial statements over the requisite service period.  ASC 718-10-20 defines grant date as “the date at which an employer and an employee reach a mutual understanding of the key terms and conditions of a share-based payment award…” Further, ASC 718-10-25-5  provides a practical accommodation to determine the grant date of an award and allows entities to presume the grant date exists at the date the award is approved in accordance with the relevant corporate governance requirements when an award is unilaterally granted, and the key terms and conditions of the award are expected to be communicated to an individual within a relatively short period from the date of approval in accordance with the entity’s customary human resource practices.

With respect to the Company, once the award is calculated and approved by the Company’s Compensation Committee, a stock option grant agreement is distributed to each recipient.  Infrequently, there is a prolonged period between when an award is calculated and approved by the Company’s Compensation Committee and when an employee becomes aware of and acknowledges the key terms of the award, including the number of option shares and the option exercise price.  When this occurs, the grant date for purposes of recognition of stock based compensation and as listed in the chart on page 76 is the date on which the employee acknowledges the award.  The fair value of common stock per share as listed in the chart on page 76 for such option grants is based on Management’s determination of fair value of the Company’s common stock at the date an employee acknowledges an award, which relies, in part, on the most recent quarterly valuation reports.  In order to clarify the Company’s approach, the Company has revised the table on page 76 in response to the Staff’s comment.

Valuation of Our Common Stock, page 77

3.                                      Refer to your revised disclosure in the last paragraph on page 77 in response to prior comment 2. We note your assertion that the additional stock-based compensation expense to be recognized in the fourth quarter is not material to the company’s financial statements for the nine months ended September 30, 2014. Please explain to us and revise to disclose the materiality of the catch-up adjustment to the company’s results of operations for the fourth quarter and fiscal year ended December 31, 2014.

Response to Comment No. 3

The Company respectfully advises the Staff that it intends to recognize an incremental catch up stock-based compensation expense of $326,962 attributed to the first nine months ended September 30, 2014.

To determine if the incremental $326,962 out-of-period stock-based compensation expense related to the nine months ended September 30, 2014, and intended to be recorded in the three months ended December 31, 2014, was material to either interim period, the company considered the relevant accounting guidance outlined in ASC 270-10-45-16, Interim Reporting, that states “…in determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.”

The incremental out-of-period expense does not impact the Company’s positive earnings trend and only represented an insignificant 0.4% of the Company’s income from operations for the nine months ended September 30, 2014, and 1.4% and 1.3% of the Company’s income from operations low and high range estimates, respectively, for the three months ended December 31, 2014.  Therefore, the Company concluded that this incremental impact was quantitatively and qualitatively immaterial to the Company’s financial statements for both interim periods and the year ended December 31, 2014, as taken as a whole.

While ASC 270 does not require disclosure of immaterial interim period out-of-period adjustments, the Company supplementally revised its disclosure to quantify the catch-up adjustment to the Company’s results of operations for the fourth quarter and fiscal year ended December 31, 2014.

4.                                      Tell us how you considered the impact on your financial statements of the application of an excess minority interest in estimating the fair value of the company’s shares in periods prior to January 1, 2014. In this regard, we note that the related adjustment you disclose you intend to record impacts only valuations performed during fiscal 2014.

Response to Comment No. 4

In response to the Staff’s comment, the Company considered whether the application of an excess minority interest discount could impact the estimated fair value of the Company’s common stock in periods prior to January 1, 2014.  The Company considered the following:

1)             In 2013, the Company had a significant transaction ($72.1 million) whereby shareholders were able to buy and sell shares from each other by submitting prices at which they were interested in buying or selling shares (the referenced Dutch Auction in the Company’s response letter dated January 26, 2015). The range of these transactions ended up being $28.68 to $38.68 per share (with a weighted average price of $33.68). While the Company was a participant in the transaction (buying $20 million of stock in the transaction), the rest of the transaction (more than $50 million) was made up of individual shareholders buying and selling at self-selected valuations. Specifically, transactions occurred between willing buyers and willing sellers at prices determined by the transaction participants.  The Company believes that, as a transaction between unrelated third parties, this Dutch Auction, even on its own, provides an appropriate measure of fair value of the Company’s common stock in 2013;

2)             The business deteriorated to a degree after the aforementioned transaction for the reasons cited in the response letter dated January 26, 2015; and

3)             The Company believes that the total discount (inclusive of discount for lack of control and discount for lack of marketability) included in any valuations prior to 2014 was appropriate and any adjustments between discount for lack of control and discount for lack of marketability would not result in any material difference to the valuation given the acceptable ranges that can be applied to these discounts.

The Company respectfully advises the Staff that, based upon the above considerations, the Company determined that the estimated fair market valuations and associated stock-based compensation expense for periods prior to January 1, 2014 were reasonable regardless of the application of an excess minority interest assumption in estimating the fair value of the Company’s common stock.

Description of Capital Stock

Choice of Forum, page 152

5.                                      Please tell us what consideration you have given to including risk factor disclosure addressing the impact of the exclusive forum provision on investors. Please note that we may have additional comments once you have filed your charter documents.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the prospectus.

* * * *

The Company respectfully believes that the proposed modifications to Amendment No. 3 made in the Amended Filing, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1554.

Sincerely,

/s/ David P. Slotkin
David P. Slotkin

cc:	Keith R. Dunleavy, M.D.
Inovalon Holdings, Inc.
John H. Chory Latham & Watkins LLP
Rachel W. Sheridan

Latham & Watkins LLP
Spencer D. Klein
Morrison & Foerster LLP
Justin R. Salon
Morrison & Foerster LLP

Enclosure (1)

Exhibit A

The first item that was raised by the Staff was with respect to equity awards issued in 2013. The following provides the three salient points which we conveyed, which provide further support for the reasonableness of the fair market valuations and associated stock-based compensation expense in 2013. In summary:

1)             In 2013, the Company had a significant transaction ($72.1 million) whereby shareholders were able to buy and sell shares from each other by submitting prices at which they were interested in buying or selling shares (the referenced Dutch Auction). The range of these transactions ended up being $28.68 to $38.68 per share (with a weighted average price of $33.68). While the Company was a participant in the transaction (buying $20 million of stock in the transaction), the rest of the transaction (more than $50 million) was made up of individual shareholders buying and selling at self-selected valuations. Specifically, transactions occurred between willing buyers and willing sellers at prices determined by the transaction participants.  The Company believes that, as a transaction between unrelated third parties, this Dutch Auction, even on its own, provides an appropriate measure of fair value of the Company’s common stock in 2013.

2)             The business deteriorated to a degree after the transaction for the reasons cited in the response letter provided this morning.

3)             The Company believes that the total discount (inclusive of DLOC and DLOM) included in any valuations prior to 2014 was appropriate and any adjustments between DLOC and DLOM would not result in any material difference to the valuation given the acceptable ranges that can be applied to these discounts.

The second item that the Staff raised was whether or not the Company’s repurchase transaction in September of 2014 was at an appropriate valuation. ASC 505-30-30-2 states “An allocation of repurchase price to other elements of the repurchase transaction may be required if an entity purchases treasury shares at a stated price significantly in excess of the current market place of the shares.” The Company does not believe that it undertook the repurchase of September 2014 at a price that was “significantly in excess of the current market price” for the following reasons:

1)             The Company’s revised September 2014 valuation report conducted with its third-party valuation expert (as illustrated on page 25 of the September 30, 2014 valuation report) was $134.06 per share (pre-split) on an un-discounted basis, which was substantially similar to the price of the re-purchase of $135.03 per share. The Company believes that the use of this price without any discounts is appropriate due to the following considerations:

a.              The fact that the re-purchase was provided to all shareholders pro-rata;

b.              Due to the material size of the one-time liquidity event, a minimal, if any, marketability discount would apply as indicated in Section 7.25 of Chapter 7 of the AICPA practice guide for the “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”), considering that “the greater the prospects [for liquidity], the lower the discount would tend to be… The greater the amount of [liquidity] paid to the securities, the lower the discount would tend to be.”

2)             Even if it was determined that a discount should apply, a discount of 10%-15% per share would result in a valuation per share which is within the current expected price range of the IPO. This, in the Company’s judgment, does not result in the re-purchase transaction (i.e. $135.03) being “significantly in excess” of fair value.  We note that there is no guidance or accounting literature that quantifies the definition of “significantly in excess” in this context.  Rather, it appears to be a matter of judgment, and in our reasonable judgment a 10%-15% discount is not “significantly in excess” of fair value.

Finally, the share repurchase transaction clearly did not provide any “stated or unstated rights or privileges” for any shareholder.  Per ASC 505-30-30-3, “if no stated or unstated consideration in addition to the capital stock can be identified, the entire purchase price shall be accounted for as the cost of treasury shares.” As such, the Company believes that the accounting treatment applied to the share repurchase transaction was appropriate.

In closing, the Company greatly appreciates the time and attention that the Staff has dedicated to reviewing our Prospectus and efforts to enable us to proceed with our offering.

Kind regards,

-Tom

Tom Kloster

Chief Financial Officer

Inovalon Holdings, Inc.

Exhibit B

In addition to the e-mail sent last night concerning the two points raised by the Staff, on behalf of the Company I wanted to convey the following additional information that the Company believes further supports the views expressed in the email last night and prior responses accounting as it relates to the second point raised by the Staff concerning the accounting treatment for the September 2014 pro-rata share repurchase of 8.33% of the Company’s outstanding common stock.

The Company and its auditors continue to believe the share repurchase was not significantly in excess of the fair value per share, and it did not include stated or unstated rights or privileges as consideration in addition to the capital stock which allow one to conclude that the transaction was properly accounted for a treasury stock.  Additionally, the Company would like to refer the Staff to the Ernst & Young Financial Reporting Developments Guide - “Issuer’s accounting for debt and equity financings” dated November 2012 paragraph 3.5.1.1.2 on page 92 and 93 which states in relevant part:

“We generally believe circumstances that may provide a reasonable basis to recognize an amount paid in excess of fair value as the cost of treasury shares would be based on the facts and circumstances, but generally are limited to premiums paid in purchases to obtain: a) the desired number of shares in a tender offer to all or most shareholders….”

The Company believes that this passage further supports the Company’s current accounting treatment of allocating the consideration paid to treasury shares in the repurchase transaction as all shareholders participated in the transaction.

Again, we thank you for your time and attention to this matter and are happy to have you speak with the Company and its auditors further if necessary.

Best regards,

David

David Slotkin

Morrison & Foerster LLP

2000 Pennsylvania Avenue, NW

Washington, DC 20006-1888